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July 30, 2019	Nathan D. Somogie T +1 617 951 7326 nathan.somogie@ropesgray.com

VIA EDGAR

Mr. Kenneth Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Fund, LLC (the “Fund”)

(File Nos. 811-22973 and 333-224873)

Dear Mr. Ellington:

We are writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on July 30, 2019 relating to Post-Effective Amendment No. 13 to the registration statement of the Fund on Form N-2 (the “Registration Statement”), filed with the Commission on July 24, 2019 pursuant to the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (the “Securities Act”). The Staff’s comments are summarized below and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

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Comment: Please revise footnote 6 to the “Summary of Fund Expenses” table in the Fund’s prospectus to reflect the amount of “Acquired Fund Fees and Expenses” as 0.40%. Additionally, please confirm that the Fund will file with the Commission within five days after the effective date of the Registration Statement a form of prospectus under Rule 497 of the Securities Act reflecting the revised footnote to the “Summary of Fund Expenses” table.

Response: The requested change has been made. The Fund confirms that it will file a form of prospectus under Rule 497 of the Securities Act reflecting the revised footnote to the “Summary of Fund Expenses” table in the Fund’s prospectus, as requested by the Staff.

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We hope that the foregoing response adequately addresses the Staff’s comment. Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7326.

Very truly yours,

/s/ Nathan D. Somogie

Nathan D. Somogie, Esq.

cc:	Mark J. Duggan, AMG Funds LLC
Kara Zanger, Pantheon Ventures
Gregory C. Davis, Esq.

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